March 18, 2025

Dato    Sri Liew Kok Leong
Chief Executive Officer
ARB IOT Group Ltd
Level 39, Marina Bay Financial Centre Tower 2
10 Marina Boulevard, 018983 Singapore

       Re: ARB IOT Group Ltd
           Registration Statement on Form F-3
           Filed March 13, 2025
           File No. 333-285785
Dear Dato    Sri Liew Kok Leong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Kevin (Qixiang) Sun